EXHIBIT 99.1

OR Royalties Announces Acquisition of a Portfolio of Royalty Assets Including a 1.5% NSR Royalty on Buenaventura’s Producing San Gabriel Mine

MONTREAL, Feb. 18, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to announce that it has entered into a definitive agreement with affiliates of Gold Fields Limited (“Gold Fields”) to acquire a high-quality portfolio of precious metals assets (the “Portfolio”) consisting of eight royalties for a total consideration of $115 million (the “Purchase Price”), anchored by a 1.5% net smelter return (“NSR”) royalty on Compañía de Minas Buenaventura SAA’s (“Buenaventura”) producing San Gabriel gold and silver mine (“San Gabriel”) located in the Province of General Sánchez Cerro, Region of Moquegua, Peru (the “Transaction”). Amounts presented are in United States dollars, except where otherwise noted.

TRANSACTION HIGHLIGHTS

  Immediately Adds to Expected Gold Equivalent Ounce (“GEO”) Deliveries: The Transaction, anchored by the 1.5% NSR royalty over Buenaventura’s newly producing San Gabriel gold and silver mine in Peru, adds immediate GEOs to OR Royalties’ expected GEO deliveries for 2026;
  Peer-Leading GEO Delivery Growth: The Transaction also contributes to OR Royalties’ growth outlook with a forecasted GEO delivery range of 80,000 - 90,000 GEOs in 2026 (including San Gabriel), growing to an expected GEO delivery range of 120,000 - 135,000 in 2030 (including both San Gabriel and Galiano Gold Inc.’s (“Galiano”) Nkran), representing approximately 50% expected GEO delivery growth over this period of time, with no contingent capital required;
  Addition of Exciting Development and Exploration Assets in Tier-1 Mining Jurisdictions: The Portfolio includes a 2.0% NSR royalty on Torque Metals Ltd.’s (“Torque”) rapidly advancing and past-producing Paris development project in Western Australia, as well as a 2.5% Net Profits Interest (“NPI”) royalty over Freeport McMoRan Inc.’s (“Freeport”) and Amarc Resources Ltd.’s (“Amarc”) JOY district exploration project in British Columbia (which itself includes the recent AuRORA discovery), amongst others; and
  Maintains Precious Metals Focus: The Portfolio, consisting predominantly of gold and silver assets, provides OR Royalties with additional exposure to precious metals.

ACQUIRED ASSETS

San Gabriel 1.5% NSR Royalty Provides Immediate GEOs & Cash Flow

  Buenaventura announced that San Gabriel produced its first gold (and silver) on December 23, 2025, with commercial production expected to be achieved in 2026;
  An SK-1300 report published on April 23, 2025 outlines that total underground San Gabriel Proven and Probable Mineral Reserves are estimated to be 15.3 million tonnes (“Mt”) at average grades of 3.71 g/t gold (“Au”) and 6.32 g/t silver (“Ag”), containing 1.8 million ounces (“Moz”) of Au and 3.1 Moz of Ag. The estimated Mineral Reserves support a current mine life of 14.6 years;
  San Gabriel mill throughput is expected to ramp up from 2,000 tonnes per day (“tpd”) in 2026, and to 3,100 tpd from 2028 onwards until an expected expansion is eventually completed towards the end of this decade, further increasing the production rate to 4,000 tpd.
    Buenaventura’s production guidance outlined in their November 2025 Investor Day Presentation for San Gabriel and updated again in a press release on February 17, 2026, included 48-55 thousand ounces (“koz”) Au in 2026, 90-95 koz Au in 2027, and 95-110 koz Au from 2028 onwards;
  Buenaventura is an experienced Peruvian-based miner and project developer, operating multiple assets throughout the country of Peru, with San Gabriel now its fourth producing mine; and
  Peru is a proven and well-established mining jurisdiction, and a top gold mining jurisdiction, having ranked 9th in global gold production, and ranked 1st amongst South American nations in 2024, based on data from the World Gold Council.

Nkran 1.0% NSR Royalty Provides Additional Growth with Respect to OR Royalties’ 5-Year Outlook

  Galiano’s Nkran is a major pushback on a satellite deposit at its flagship Asanko gold mine in Ghana, with timing of meaningful Nkran production coming towards the end of this decade;
  As described in the 2023 Technical Report, Nkran is planned as a conventional open-pit pushback at an already-operating mine, with Proven and Probable Mineral Reserves of 10.6Mt at an average grade of 1.67 g/t Au containing approximately 571koz Au; and
  The 1.0% NSR royalty is payable after initial production of 100 koz Au, but is also capped at 447 koz Au, which, based on plans outlined by Galiano, would see an expected and approximate 2,000 - 2,500 GEOs delivered to OR Royalties in both the 2029 and 2030 calendar years, respectively.

Paris 2.0% NSR Royalty Provides Additional Exposure to an Exciting Development Project in Western Australia, which draws parallels to Ramelius Resources Ltd.’s Dalgaranga mine

  Torque’s Paris gold project is an advanced exploration and development project in Western Australia that sits on granted mining licenses, crossed by highway, rail, power and water infrastructure;
  Paris is positioned 12 km southeast of Gold Fields’ St. Ives mine and 10 km east of Westgold Resources Ltd.’s Higginsville mine, benefitting from two key proximal operating processing facilities within trucking range;
  Torque published a JORC-Compliant Mineral Resource Estimate (“MRE”) for Paris on September 18, 2024 consisting of 606 thousand tonnes (“kt”) of Indicated grading 3.2 g/t Au containing 63 koz Au, as well as 1,912 kt of Inferred grading 3.0 g/t Au containing 187 koz Au;
  Several extensions and new zones have been discovered since the 2024 MRE, including:
    5.0 meters (“m”) of 15.2 g/t Au at 114.0 m vertical depth at HHH announced on November 13, 2025;
    12.0 m of 6.2 g/t Au at 418.0 m vertical depth at Paris Main announced on October 23, 2025;
    6.0 m of 7.1 g/t Au at 233.0 m vertical depth at Paris Main announced on September 22, 2025;
  Torque successfully raised A$16.2 million in December 2025 to fund an aggressive multi-rig drilling campaign for calendar 2026 as well as early feasibility workstreams, and assessments of production pathways leveraging Torque’s granted mining licenses at Paris, and nearby infrastructure; and
  On January 29, 2026, Torque announced they had commenced mining development and permitting activities to support submissions to the Department of Mines, Petroleum and Exploration. This is in the view of assessing toll-treatment scenarios of shallow open pit opportunities.

JOY 2.5% NPI Royalty Provides Exposure to One of the Most Exciting Recent Discoveries in Canada and is Complementary to Existing Royalty Assets within OR Royalties’ Portfolio

  Freeport and Amarc’s JOY District joint venture (the “Joint Venture”) is an early-stage, district-scale, copper-gold exploration project that hosts the AuRORA discovery (“AuRORA”), and is located in British Columbia, Canada, and also just 30 kilometers north of Centerra Gold Inc.’s Kemess project which hosts a 50,000 tpd mill, currently on care and maintenance;
  Freeport has earned an initial 60% interest in the Joint Venture by funding exploration programs and has now elected to proceed to Stage 2 (this next stage requires Freeport to spend an additional C$75 million to earn a further 10% interest, for a total of 70%);
  AuRORA is highlighted by its initial discovery hole announced on January 17, 2025 of 108 m of 3.09 g/t Au, 0.82% Cu and 9 g/t Ag, with subsequent drilling confirming near-surface gold-rich copper porphyry mineralization;
  The Joint Venture has the ability to re-purchase 50% of the 2.5% NPI for C$2.5 million at any time; and
  OR Royalties already owns a 1.0% NSR royalty over the western extension of AuRORA, within the Shasta project being advanced by TDG Gold Corp.

Additional Royalties and Considerations being Acquired by OR Royalties

  The Portfolio also consists of three additional royalties, including a 2.0% NSR royalty over Northern Star Resources Ltd.’s Warrida Well tenements in Western Australia, a 2.0% NSR royalty over Vizsla Copper Corp.’s Woodjam copper exploration project located in British Columbia, and a 0.5-1.0% NSR royalty over Mineral Resources Ltd.’s Kambalda Lithium project in Western Australia; and,
  Finally, as part of the Portfolio acquisition, OR Royalties has been granted certain rights, including a Right-of-First-Offer (ROFO) on Gold Fields’ 2.0% NSR Royalty covering CD Capital Natural Resources Fund III’s Suhanko platinum-group metals (“PGM”) project located in Lapland, Finland. A Feasibility Study evaluating an open-pit mining scenario at Suhanko is currently underway, as the project hosts one of the world’s largest PGM Resources outside of Russia and Continental Africa.

Galiano Deferred Payments Acquired by OR Royalties

  Separate to the Portfolio, OR Royalties has agreed to pay Gold Fields an additional $52 million in exchange for deferred payment obligations totalling $60 million payable by Galiano as follows:
    $30 million on or before December 31, 2026; and
    $30 million upon production of an aggregate of 100,000 ounces of gold from Nkran.

Jason Attew, President & CEO of OR Royalties commented: “This acquisition is a strategic win for OR Royalties, anchored by immediate GEOs and cash flows from the San Gabriel mine. We are proud to partner with Buenaventura as San Gabriel ramps up in 2026, delivering both near-term revenue and long-term expansion potential. Beyond this cornerstone asset, the Portfolio deepens our growth pipeline with Galiano’s Nkran and Torque’s Paris development project in Australia. It also strategically consolidates our coverage across the highly prospective JOY district in British Columbia, pairing a new NPI on the high-grade AuRORA discovery with our existing royalty on AuRORA’s western extension.

Sources for Technical Information:

San Gabriel

  https://www.sec.gov/Archives/edgar/data/1013131/000110465926016601/tm266664d1_6k.htm
  https://buenaventura.com/wp-content/uploads/2025/02/BVN-Investor-Day-2025.pdf
  https://www.sec.gov/Archives/edgar/data/1013131/000141057825001056/tmb-20241231xex96d2.pdf

Nkran

  https://s203.q4cdn.com/835664992/files/doc_financials/2025/q4/Q4-25-Conf-Call_FINAL.pdf
  https://galianogold.com/operations/reserves-and-resources/default.aspx
  https://s203.q4cdn.com/835664992/files/doc_downloads/ni-43-101-technical-report-and-feasibility-study-for-agm-ghana-effective-2022-12-31-final.pdf

Paris

  https://api.investi.com.au/api/announcements/tor/adbb5367-d70.pdf
  https://api.investi.com.au/api/announcements/tor/883e33c0-908.pdf
  https://api.investi.com.au/api/announcements/tor/7aca7715-e94.pdf
  https://api.investi.com.au/api/announcements/tor/6bd91a2e-063.pdf
  https://api.investi.com.au/api/announcements/tor/f7930e3a-434.pdf

JOY

  https://amarcresources.com/site/assets/files/5985/september-4-2025-rev.pdf
  https://amarcresources.com/site/assets/files/5949/january_17_2025_f.pdf
  https://tdggold.com/wp-content/uploads/2025/09/TDGNR2025-19_AuWest_Hole1.pdf
  https://tdggold.com/wp-content/uploads/2025/10/TDGNR2025-20_Hole23457.pdf

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, updated guidance as to GEO deliveries, benefits to OR Royalties expected to arise from the acquisition, growth, life of mine and productions plans of operators, and development and growth catalysts expected to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner, including the ramp-up of production at San Gabriel (including the expected ramp-up of the mill throughput), the timely development of the Nkran project, other development and production estimates, that the Company will meet its 2025 guidance and its 5-year outlook.   In addition, statements and estimates relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.